UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Translated version

BUENOS AIRES, September 16, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Attn: Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

A 3 MERCADOS S.A.

Paraguay 777,

Rosario

Ref.: Material News. Sale of Shareholding. Partial Reversal of the Optional Reserve and Distribution of Dividends

Dear Sir/Madam:

I am pleased to address you, in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”), in order to inform you that:

a)            In the context of a review of the investment in AbraSilver Resource Corp. (“AbraSilver”), it was concluded that the equity interest held in such company was no longer strategic in nature. As a result, the Company proceeded to sell one hundred percent (100%) of its shareholding in AbraSilver.

The total amount collected through such transaction amounted to two hundred twenty-eight million four hundred six thousand eight hundred eighty-five Canadian dollars (C$228,406,885). It should be noted that the amount originally invested in such interest amounted to thirty-five million seven hundred forty-one thousand four hundred seventy-seven Canadian dollars (C$35,741,477), resulting in a gain of one hundred ninety-two million six hundred sixty-five thousand four hundred eight Canadian dollars (C$192,665,408), which was duly recognized in the Company’s financial statements.

b)                With the funds resulting from the transaction reported in the preceding paragraph, and for purposes of paying an extraordinary cash dividend, CPSA’s Board of Directors, as of the date hereof, resolved to partially reverse the Optional Reserve for the Payment of Dividends in the amount of $247,344,290,288, corresponding to the Company’s undistributed, realized and liquid earnings computed as from January 1, 2025, pursuant to the balance sheet closed and audited as of December 31, 2025, approved by the General Ordinary Shareholders’ Meeting held on April 30, 2026, equivalent to $164.00 per share (the “Dividend”).

The Dividend will be paid to shareholders in cash, in Pesos, in accordance with their respective shareholdings.

Pursuant to Section 3.4 (Payment of Profits and Dividends) of the Foreign Exchange Regulations (Texto Ordenado de Exterior y Cambios) of the Central Bank of Argentina, foreign shareholders will have the option to collect the Dividend in U.S. dollars abroad, to the extent the Company has access to the MULC, at the exchange rate applicable on the Payment Date, as determined by the financial institution involved in the relevant transaction (the “Option”); otherwise, they will collect the Dividend in Pesos. To this end, foreign shareholders wishing to exercise the Option must notify Caja de Valores S.A. between Monday, September 21 and Tuesday, September 22, 2026, from 9:00 a.m. to 3:00 p.m., in accordance with the procedures established for such purpose by such entity (the “Exercise Period”). The Option may not be exercised in part and, accordingly, its exercise shall comprise the entire dividend receivable by each shareholder. The Company reserves the right to request any documentation it deems reasonable in order to verify a shareholder’s status as a foreign shareholder, and to declare the Option invalid if such status is not confirmed.

It is expressly stated that only the shareholdings of record as of September 18, 2026 shall be taken into account for purposes of the dividend payment (the “Cut-off Date”).

The Dividend Payment Date is September 25, 2026 (the “Payment Date”).

Finally, shareholders are informed that, pursuant to the unnumbered paragraph added following Section 25 of Law No. 23,966, as incorporated by Law No. 25,585, the Company will, where applicable and at the time the Dividend is made available, reimburse itself for the amounts paid on account of the Personal Property Tax, in its capacity as substitute obligor for the shareholders subject to such tax. Likewise, with respect to income tax, a 7% withholding will be applied to the dividend distribution, where applicable, pursuant to Section 97 of the Income Tax Law.

Yours sincerely,

_________________________________________

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 16, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact